

July 26, 2012

<u>Via Email</u>
Rolland D. Jurgens
Chief Accounting Officer
UnionBanCal Corporation
400 California Street
San Francisco, CA 94104-1302

>   **Re: UnionBanCal Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed March 26, 2012**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **March 31, 2011**
>   **Filed May 14, 2012**
>   **File No. 001-15081**

Dear Mr. Jurgens:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2011

Management's Discussion and Analysis, page 41

1. We note your use of the non-GAAP measure "Core efficiency ratio" throughout
    the Form 10-K and the most recently filed Form 10-Q. Please revise future filings
    to change the name of this non-GAAP measure to more accurately reflect its
    content. In this regard, the use of the word "core" implies you are referring to
    your most central or essential operations and results. Removal of the various
    expenses, such as the provision for losses on off-balance sheet commitments,
    implies that they are not an inherent part of your core operations. Thus, we
    believe it would be appropriate to use a more descriptive title to describe this non-
    GAAP measure, perhaps eliminating the use of the word "core" in its entirety in
    the title.

Financial Statements

Note 3 – Loans and Allowance for Loan Losses, page 104

2. We note your tables on page 109 that breaks out your loans based on credit
    quality indicators. We note that you only provide two credit quality indicators for
    your commercial portfolio segment, being "pass" and "criticized." We further
    note on page 65 that "criticized" credits are internally risk graded as "special
    mention," "substandard," or "doubtful." Since you utilize credit quality indicators
    beyond just criticized and pass, we believe your disclosures in accordance with
    ASC 310-10-50-29 (a) and (b) should reflect this. In this regard, please provide
    us your proposed revised disclosures as of December 31, 2011 and revise all
    future filings accordingly.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant